September 30, 2024

Bart O. Caraway
Chief Executive Officer
Third Coast Bancshares, Inc.
20202 Highway 59 North, Suite 190
Humble, TX 77338

       Re: Third Coast Bancshares, Inc.
           Registration Statement on Form S-3
           Filed September 25, 2024
           File No. 333-282328
Dear Bart O. Caraway:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael G. Keeley